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                                                                      Exhibit 12

                 OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

          Computation of Ratio of Earnings to Fixed Charges (Unaudited)
                                  (In millions)

                                                             Three Months
                                                            Ended March 31,
                                                            ---------------
                                                              2002       2001
                                                             -----       ----

     Earnings:
     Income (loss) before taxes                             $(14.9)    $  4.1
     Add (deduct):
        Amortization of capitalized interest                   0.1        0.1

        Capitalized interest                                     -       (0.3)

        Fixed charges as described below                      10.6        7.1
                                                           -------    -------
              Total                                         $ (4.2)    $ 11.0
                                                           =======    =======
     Fixed Charges:
        Interest expensed and capitalized                      7.8        4.0

        Estimated interest factor in rent expense              2.8        3.1
                                                           -------    -------
              Total                                         $ 10.6     $  7.1
                                                           =======    =======

     Ratio of earnings to fixed charges(1)                       -        1.5
                                                           =======    =======

(1) Income (loss) before taxes was insufficient to cover fixed charges by approximately $14.8 million for the quarter ended March 31, 2002.